Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors

eMerge Interactive, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of eMerge Interactive, Inc. of our report dated February 18, 2005, except as to note 22, which is as of March 9, 2005, with respect to the consolidated balance sheets of eMerge Interactive, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004, annual report on Form 10-K, as amended, of eMerge Interactive, Inc.

/s/ KPMG LLP

Orlando, Florida

August 4, 2005